Exhibit 99.1

27 June, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 26 June, 2012 it purchased for cancellation 23,700 Ordinary Shares, at an average price of $21.4982.

Following the cancellation of these shares, the Company will have 59,700,179 Ordinary Shares in issue.